Viventia Bio Inc.
245 First Street, Suite 1800
Cambridge, MA 02142
January 13, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Brent J. Fields, Secretary
Johnny Gharib, Esq., Senior Counsel (Mail Stop 4546)

Re:    Viventia Bio Inc.
Draft Registration Statement on Form F-1 (377-01156)
Registration Statement on Form F-1, as amended (File No. 333-207559)
Confidential Treatment Application Filed October 22, 2015

To whom it may concern:
On behalf of Viventia Bio Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the “Company”), the Company hereby respectfully requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that (a) the Draft Registration Statement on Form F-1 (SEC File No. 377-01156), filed on September 17, 2015 (together with all exhibits thereto, the “Draft Registration Statement”) and (b) the Registration Statement on Form F-1 (SEC File No. 333-207559), filed on October 21, 2015, as amended on November 25, 2015 (together with all exhibits thereto, the “Form F-1” and together with the Draft Registration Statement, the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because, on September 20, 2015, Eleven Biotherapeutics, Inc., a Delaware corporation, acquired all of the outstanding capital stock of the Company from the Company’s shareholders (the “Acquisition”). In light of the Acquisition, the Company will no longer be seeking registration of its common shares under the Securities Act. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.
The Company requests that the Securities and Exchange Commission (the “Commission”) consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

In addition to withdrawal of the Registration Statement, the Company hereby withdraws its application for confidential treatment originally filed with the Commission on October 22, 2015. The Company’s confidential treatment application requested confidential treatment for certain agreements filed as exhibits to the Registration Statement. In connection with the withdrawal of the Company’s confidential treatment application, the Company grants the Commission the right to destroy the unredacted agreements.
Please send copies of the written order granting withdrawal of the Registration Statement (and, if applicable, the confidential treatment application) to Steven J. Abrams of Hogan Lovells US LLP, the Company’s counsel, via email at steve.abrams@hoganlovells.com.
Should you have any questions regarding this matter, please contact Mr. Abrams at (267) 675-4671.
Very truly yours,

/s/ Stephen A. Hurly
Stephen A. Hurly
President and Chief Executive Officer